UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 1, 2010
Commission File Number: 001-33800
SearchMedia Holdings Limited

(Translation of registrant’s name into English)
Cayman Islands

(Jurisdiction of incorporation or organization)
15A Zhao Feng Universe Building
1800 Zhong Shan Xi Road
Shanghai, China
200235

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F
☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☒ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SearchMedia Reports Audited 2009 Financial Results
— Completes Restatement of 2008 Financial Results —
Shanghai, China, November 1, 2010 — SearchMedia Holdings Limited (“SearchMedia” or the “Company”) (NYSE Amex: IDI, IDI.WS), one of China’s leading nationwide multi-platform media companies, today reported audited financial results for the fiscal year ended December 31, 2009. The Company also completed the previously announced restatement to its financial results for the fiscal year ended December 31, 2008. With today’s Form 10-K filing for the year ended December 31, 2009, and restatement to 2008 financial results complete, the Company expects to meet ongoing NYSE Amex listing requirements after filing its Form 10-Q for the three months ended March 31, 2009, to be filed by December 15, 2010.
Wilfred Chow, Chief Financial Officer of SearchMedia, commented, “We are pleased to have completed our annual report filing for 2009 today, which ends a transition process in which we carefully reviewed the Company’s historical results. We are emerging a stronger, better organized company with a more robust finance division. Through this process we identified a number of unanticipated material weaknesses in our internal controls, which we have worked assiduously to correct. In addition to strengthening our procedures, we have hired additional accounting, internal audit and finance professionals, which augment support from external consultants. We believe the actions we have taken will make future financial reports more timely and effective.”
Paul Conway, the Company’s Chief Executive Officer, stated “The first ten months of 2010, while extremely challenging, have also been productive. During this time we have bolstered our management team, pursued new concessions, made an accretive acquisition, and strengthened our internal resources to support future growth. Our base billboard business remains strong and we have seen solid growth in our transit and elevator business in 2010. We have also had significant advertising campaigns with certain auto, telecom, financial, insurance and electronics clients in 2010. In June, we successfully completed the acquisition of Zhejiang Continental Advertising Co., Ltd. (“Continental”), a profitable billboard company based in Zhejiang Province with over 10 years of operating history. We believe this was an important strategic transaction that enhanced the appeal of our outdoor media portfolio and strongly improved our ability to pursue additional concession opportunities within the attractive market of Hangzhou. In April 2010, we signed a one-year cooperation agreement to provide bus advertisements and signed a new unipole lease at the Beijing Capital International Airport, all of which began to contribute revenue late in the second quarter.”
Chow continued, “This year we also put great emphasis on ensuring we have the best senior management team to lead SearchMedia going forward. This involved bringing in new leadership and it also required us to properly structure subsidiary agreements to ensure that key talent work together to achieve long-term goals. To this end, throughout 2010, we signed multi-year agreements with our seven largest subsidiary management teams aimed at encouraging focus on long-term performance goals. We also continue to evaluate promoting select talent from our subsidiaries to assume more responsibilities for the entire Company.”
Earn-Out Agreements Amended
During the second and third quarters of 2010, the Company amended earn-out agreements with seven subsidiaries. The amended earn-out agreements provide for the extension of the time period by one to more than two years for required cash and stock payments. As a result of the aforementioned amendments and previous payments, the Company estimates the remaining earn-out payable is approximately $23.9 million. Of such payable, approximately $5.9 million is payable within the next twelve months, and $17.9 million is payable after the next twelve months and within the next two to three years. SearchMedia also estimates that more than 50% of the estimated earn-out payable is payable in stock. Based on the performance of the acquired companies to date, and financial forecast for the rest of the payment period, SearchMedia believes that it currently has sufficient capital to pay the required earn-out payments over the next twelve months.
Audited Financial Results for the Fiscal Year Ended December 31, 2009
SearchMedia’s audited financial results for the year ended December 31, 2009 are provided at the bottom of this press release and are explained below as well as in the Company’s Form 10K filing, as filed with the U.S. Securities and Exchange Commission.

Revenue decreased 9% to $37.7 million in 2009 from $41.7 million in 2008. Revenue performance during the year reflects the slower economic environment in 2009, a decrease in revenue from the Company’s Jingli elevator subsidiary, as well as from two billboard subsidiaries, offset by an increase in revenue from two of the Company’s elevator subsidiaries.
Gross profit decreased 12% to $9.7 million from $11.1 million in the prior year as a result of decreased revenue combined with the reduction in the average revenue per contract, although the number of contracts increased in 2009.
Sales and marketing expenses decreased 36% to $3.9 million from $6.2 million in the prior year, mainly due to a reduction in selling expense. General and administrative expenses increased 5% to $13.8 million from $13.1 million, mainly as a result of greater professional fees and additional bad debt expense in 2009. As a result, operating loss was $8.1 million compared to $8.2 million in 2008.
Other expenses for the year ended December 31, 2009 were $10.2 million compared to $25.4 million in the year ended December 31, 2008. Significant components of the other expenses include interest expense of $2.0 million in 2009, down from $2.7 million in the prior year period, due primarily to a decrease in interest expense related to the Company’s convertible promissory notes, as well as a reduction in estimated goodwill value of $15.7 million in 2009, compared with a reduction in estimated goodwill value of $14.0 million in 2008. Additionally, in 2008, SearchMedia recognized expenses not recognized in 2009, which include approximately $4.4 million for a loss on extinguishment of notes and approximately $4.3 million related to the disposal and impairment of fixed assets.
Income tax expense increased to $4.3 million in 2009 from $1.5 million in 2008. Although SearchMedia had a consolidated net loss, the PRC statutory tax rate was 25% for the Company’s subsidiaries with net income. Increase in income tax expense was also due to the fact that administrative and interest expenses and certain operating expenses for consolidated variable interest entities were not deductible for income tax purposes.
Net loss in 2009 improved to $22.6 million, from a net loss of $35.1 million in the year 2008.
The net loss in 2009 includes several non-cash and non-recurring charges as a result of the completion of the merger and other matters. If we exclude our Jingli in-elevator advertising subsidiary, where most of the non-recurring charges occurred, and other non operating charges and impairments, including goodwill, net income from our acquired continuing subsidiaries was approximately $9.0 million in 2009.
Restatement of Financial Results for the Fiscal Year Ended December 31, 2008
On August 20, 2010, SearchMedia announced that as a result of the continued internal analysis of its financial statements for the year ended December 31, 2009, the audit committee of the board of directors, based on management’s recommendation, determined that the historical financial statements of SearchMedia International for the year December 31, 2008 should be restated. The restatement pertains to activities prior to the merger with Ideation Acquisition Corp. and prior to the appointment of the new Chief Executive Officer and Chief Financial Officer.
Analysis related to the restatement identified an overstatement of approximately $45.7 million in SearchMedia International’s previously reported revenue for the year ended December 31, 2008. On a restated basis, the Company’s net loss was $35.1 million in 2008. Restated total assets were $49.7 million in 2008.
The Company has included a table at the end of this press release which summarizes the impact of the restatement on SearchMedia’s financial statements for the year ended December 31, 2008.
Outlook
Paul Conway noted, “We continue to prudently pursue new concessions and accretive opportunities in China’s advertising sector and we feel the growth opportunity we have is substantial. Similar to our completed Continental acquisition, we are evaluating acquisition opportunities in which the target wants to join our Company while also accepting a significant amount of the consideration in stock with a strike price set in future years. In addition, we are evaluating numerous new concessions that we believe will further accelerate our growth while offering our clients even more comprehensive multi-city advertising solutions. We believe completing our audit and filing our Form 10K will further accelerate our ability to focus on these opportunities. We plan on updating investors with a more detailed 2010 and 2011 outlook when we report our third quarter of 2010 financial results, which we intend to do by November 15, 2010.”

About SearchMedia
SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of over 1,500 high-impact billboards with over 500,000 square feet of surface display area and one of China’s largest networks of in-elevator advertisement panels consisting of approximately 125,000 frames in 50 cities throughout China. Additionally, SearchMedia operates a network of large-format light boxes in concourses of eleven major subway lines in Shanghai. SearchMedia’s core outdoor billboard and in-elevator platforms are complemented by its subway advertising platform, which together enable it to provide a multi-platform, “one-stop shop” services for its local, national and international advertising clients.
Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, whether our new management team, concessions and acquisitions will support future growth, whether the Company will have enough cash to pay for the earn-out payments of its subsidiary acquisitions; whether the Company will file the Form 10-Q for the 2010 first quarter prior to the NYSE-AMEX deadline of December 15, 2010; that even though the Company filed its Annual Report for the year ended December 31, 2009 within the required extended time period, it may be in violation of other NYSE Amex listing standards; whether the efforts we have undertaken in our organizational and financial structures and procedures will enable us to accurately account for the operations and financial results of our subsidiaries; whether the material weaknesses we have identified in our internal controls have been addressed or will continue to be addressed so that we can more accurately and timely announce our future financial results; whether our acquisition efforts to date will enhance our ability to pursue additional concession opportunities; whether our billboard, transit and elevator businesses will grow or contribute revenue and income as anticipated; whether the agreements we have executed with our subsidiary management teams will encourage or result in the achievement of the long-term performance goals we have anticipated; and the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.
For more information, please contact:

In New York:	Ashley M. Ammon: (646) 277-1227
In Beijing:	Wen Lei Zheng: 86 10 6583-7510

INCOME STATEMENT

	For the Year Ended December 31,		Increase/
(Amounts in thousands)	2009	2008	(Decrease)

		(Restated)

Revenues	$37,741	$41,685	($3,944)
Cost of revenues	(28,059)	(30,624)	2,565

Gross profit	9,682	11,061	(1,379)

Operating expenses
Sales and marketing expenses	(3,934)	(6,163)	2,229
General and administrative expenses	(13,832)	(13,135)	(697)

Total operating expenses	(17,766)	(19,298)	1,532

Loss from operations	(8,084)	(8,237)	153
Other income/ (expense)
Interest income	11	131	(120)
Interest expense	(1,962)	(2,717)	755
(Increase)/decrease in fair value of liability warrant	824	—	824
(Gain)/loss on extinguishment of the notes	6,669	(4,400)	11,069
Loss on impairment of goodwill and intangible assets	(15,748)	(13,953)	(1,795)
Loss on impairment of fixed assets	—	(2,135)	2,135
Loss on disposals of fixed assets	(15)	(2,121)	2,106
Foreign currency exchange loss, net	(25)	(167)	142

Total other (expense)	(10,246)	(25,362)	15,116

Loss before income taxes	(18,330)	(33,599)	15,269
Provision for income taxes	(4,319)	(1,481)	(2,838)

Net loss	($22,649)	($35,080)	$12,431

2008 RESTATEMENT

	Previously
(Amounts in thousands)	Reported	Adjustments	Restated

Advertising service revenues	$88,637	($46,952)	$41,685
Cost of revenues	(46,674)	16,050	(30,624)

Gross profit	41,963	(30,902)	11,061

Sales and marketing expenses	(7,397)	1,234	(6,163)
General and administrative expenses	(11,727)	(1,408)	(13,135)
Impairment of long-lived assets	—	—	—

Income/(loss) from operations	22,839	(31,076)	(8,237)

Interest income	131	—	131
Interest expense	(8,922)	6,205	(2,717)
Decrease in fair value of note warrant liability	482	(482)	—
Gain/(loss) on extinguish of convertible notes	(3,218)	(1,182)	(4,400)
Impairment of goodwill and Intangible assets	—	(13,953)	(13,953)
Fixed assets impairment	—	(2,135)	(2,135)
Loss on disposals of fixed assets	—	(2,121)	(2,121)
Foreign currency exchange loss, net	(167)	—	(167)

Income/(loss) before income taxes	11,145	(44,744)	(33,599)

Income tax expense	(6,802)	5,321	(1,481)

Net income/(loss)	$4,343	($39,423)	($35,080)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited
Date: November 1, 2010	By:	/s/ Paul Conway
		Name:	Paul Conway
		Title:	Chief Executive Officer